Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2013 Financial Results

SHANGHAI, China, March 3, 2014 - JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•	Total solar product shipments were 586.3 megawatts (“MW”), consisting of 533.3 MW of solar modules, 7.3 MW of silicon wafers and 45.7 MW of solar cells. This represents an increase of 13.0% from 518.9 MW in the third quarter of 2013 and 94.3% from 301.9 MW in the fourth quarter of 2012.

•	As of December 31, 2013, the Company had connected approximately 213 MW worth of solar PV projects to the grid.

•	Total revenues were RMB2.19 billion (US$361.4 million), representing an increase of 11.5% from the third quarter of 2013 and 87.5% from the fourth quarter of 2012.

•	Electricity revenues generated from solar projects were RMB29.8 million (US$4.9 million).Excluding the government subsidy recognized during the third quarter of 2013 for electricity revenues generated before July 1, 2013, it represents an increase of 41.2 % from RMB 21.1 million in the third quarter of 2013.

•	Gross margin was 24.7%, compared with 22.3% in the third quarter of 2013 and 3.8% in the fourth quarter of 2012.

•	Income from operations was RMB262.3 million (US$43.3 million), compared with income from operations of RMB244.3 million in the third quarter of 2013 and a loss from operations of RMB733.7 million in the fourth quarter of 2012.

•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB164.3 million (US$27.1 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB103.5 million in the third quarter of 2013 and net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB761.1 million in the fourth quarter of 2012.

•	Diluted earnings per American depositary share (“ADS”) was RMB 5.88 (US$0.96), compared with diluted earnings per ADS of RMB4.40 in the third quarter of 2013 and a diluted loss per ADS of RMB34.32 in the fourth quarter of 2012. Each ADS represents four ordinary shares.

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•	Non-GAAP net income[1] attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2013 was RMB218.5 million (US$36.1 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB196.9 million in the third quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB699.5 million in the fourth quarter of 2012.

•	Non-GAAP basic and diluted earnings per ADS were RMB8.12 (US$1.36) and RMB7.80 (US$1.28), respectively, in the fourth quarter of 2013.

Full Year 2013 Highlights

•	Total solar product shipments for the full year 2013 reached a record high of 1,933.1 MW, consisting of 1,765.1 MW of solar modules, 54.8 MW of silicon wafers and 113.2 MW of solar cells, an increase of 62.7% from 1,188.3 MW for the full year 2012.

•	Total revenues were RMB7.08 billion (US$1.17 billion) for the full year 2013, an increase of 47.6% from RMB4.79 billion for the full year 2012.

•	Electricity revenues generated from solar projects were RMB76.7 million (US$12.7 million), representing a significant increase from RMB1.6 million in 2012.

•	Gross margin was 20.3% for the full year 2013, compared with 4.8% for the full year 2012.

•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB188.0 million (US$31.1 million) for the full year 2013, compared with a net loss of RMB1.54 billion for the full year 2012.

•	Diluted income per ADS for the full year 2013 was RMB7.84 (US$1.28), compared with diluted loss per ADS of RMB69.52 for the full year 2012.

•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2013 were RMB414.4 million (US$68.4 million), compared with non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB1.42 billion for the full year 2012.

[1]	JinkoSolar adjusts net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders to exclude 1) changes in fair value of convertible senior notes and capped call options, 2) interest expenses on the convertible senior notes, and 3) the exchange gain on the convertible senior notes and capped call options. Consistent with this approach, we believe that disclosing non-GAAP net income and earnings per share to the readers of our financial statements provides useful supplemental data that, while not a substitute for GAAP net income and earnings per share, allows for greater transparency in the review of our financial and operational performance.

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•	Non-GAAP basic and diluted income per share for the full year 2013 were RMB4.41 (US$0.73) and RMB4.31(US$0.71), respectively, and non-GAAP basic and diluted income per ADS for the full year 2013 were RMB17.64(US$2.92) and RMB17.24(US$2.84), respectively.

“Having recorded our third straight quarter of profitability, I am proud to report another strong performance as we continue to expand our manufacturing and downstream businesses,” commented Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer. “From the third quarter we delivered on our promise to achieve net profitability for the entire year. We closed out 2013 on a stronger footing by further cutting costs and improving gross margins for the fourth quarter to an industry-leading 24.7%. With total product shipments for the year reaching an all-time high of approximately 2 GW and a new revenue stream from our rapidly expanding downstream business, we have only increased our ambitions.”

“As the market evolves, we are devoting a substantial amount of our resources towards JinkoSolar’s transformation into a one-stop energy solution provider. During the quarter, we connected a total of 108 MW worth of solar PV projects to the grid through five solar PV projects in China’s Xinjiang Uyghur Autonomous Region and Gansu Province. With 213 MW worth of solar PV projects connected to the grid as of December 31, 2013, we have already completed our 2013 target and are preparing for the more than 400 MW worth of projects we have earmarked for 2014. We currently have a total pipeline of more than 700 MW in utility scale and more than 400 MW in distributed systems. We are in a unique position to directly benefit from the expected growth in the rapidly expanding downstream project business that has only just begun to show potential. With gross and net margins for our downstream business exceeding 60% and 30% respectively, the Board of Directors has authorized an ambitious plan to explore strategic alternatives to JinkoSolar’s downstream solar PV project business. China’s National Energy Administration’s 2014 14 GW installation target and strong interest from local governments has given us great confidence that demand for renewable energy systems will continue to increase. While revenue generated from these projects continues to grow in scale, we expect that it will represent a larger portion of our profit and help maximize shareholder value as we move forward.”

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“During the quarter, we established a new R&D center with a team of approximately 100 talented employees. This investment in our future will provide us with the tools we need to continue developing innovative products and technologies, such as our next generation high efficiency cells, super PID-free technology, and the Smart Modules we recently unveiled at the PV Expo in Japan , as well as the Eagle II modules that will begin mass production soon.”

“As we steadily gain market share in important markets such as the US and Japan, we also maintain our established advantages in China, Europe and South Africa, making our geographic mix more balanced and sustainable. We recently increased our capacity by beginning to operate Topoint’s manufacturing assets which will help us address growing demand and further increase our vertical integration.”

“We raised approximately US$272 million in net proceeds from our concurrent offerings of ADSs and convertible senior notes in January. The proceeds will be used to supplement the working capital needed for project investment and manufacturing. I am confident that we will see sustainable and long-term return on this capital. With another strong quarter behind us and a solid finish for the year, this vote of confidence in us by both investors from capital markets and customers from end-markets has further energized our ambition to build on our position as one of the global leaders in the solar PV industry. Having successfully navigated through the industry’s toughest times, we look forward to leveraging the investments we made in our downstream expansion, technology, client relationships, cost structure and brand equity to drive future growth.”

Fourth Quarter 2013 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2013 were RMB2.19 billion (US$361.4 million), representing an increase of 11.5% from RMB1.96 billion in the third quarter of 2013 and an increase of 87.5% from RMB1.17 billion in the fourth quarter of 2012.The sequential increase in revenues was primarily attributable to the overall increase in shipments of solar modules. The year-over-year increase in total revenues was mainly a result of the increase in the shipments of solar modules, improving solar module’s average selling prices (“ASPs”) and the electricity revenues generated from solar projects.

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JinkoSolar began developing solar projects in 2012. As of December 31, 2013, the Company had completed 213 MW of solar projects. Before July 1, 2013, the Company did not accrue any government subsidy for electricity revenues from solar projects due to the lack of detailed government guidelines and uncertainties over the timing of subsidy payment. During the third quarter of 2013, the Chinese government announced a series of policies that aimed at streamlining and standardizing government subsidy payments for electricity revenues from solar projects in China as well as increasing investments in renewable energy. In addition, during the third quarter of 2013, the Company received the government subsidy payments for electricity revenues from solar projects for the year 2012. As a result of the increased policy clarity and payment certainty, the Company began to accrue government subsidy for electricity revenues from solar projects starting July 1, 2013.

During the fourth quarter of 2013, electricity revenues from solar projects were RMB29.8 million (US$4.9 million), a decrease of 25.3% from RMB39.9 million in the third quarter of 2013. The sequential decrease of electricity revenues was primarily due to the recognition of government subsidy of RMB18.8 million related to the electricity revenue before July 1, 2013 in the third quarter of 2013. (Including RMB 2.1 million related to 2012). Excluding the government subsidy recognized during the third quarter of 2013 for electricity revenues generated before July 1, 2013, electricity revenues from solar projects in the fourth quarter of 2013 increased by 41.2% from RMB21.1 million in the third quarter of 2013.

The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under the Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amount of revenue related to the Retainage Contracts for the fourth quarter and the third quarter of 2013 that was not yet recognized as revenue was RMB11.1 million and RMB11.7 million, respectively. As of December 31, 2013, the cumulative amount of retainage not yet recognized as revenue was RMB169.6 million (US$28.0 million).

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Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2013 was RMB540.8 million (US$89.3 million), compared with a gross profit of RMB437.6 million in the third quarter of 2013 and a gross profit of RMB44.0 million in the fourth quarter of 2012.

Gross margin was 24.7% in the fourth quarter of 2013, compared with 22.3% in the third quarter of 2013 and 3.8% in the fourth quarter of 2012. The sequential increase in gross margins was primarily attributable to improvements in operating efficiency and continued cost reductions. The year-over-year increase in gross margin was mainly due to improvements in operating efficiency and continued cost reductions for the Company’s polysilicon and auxiliary materials, improved ASPs, and the higher gross margin from the electricity revenues.

In-house gross margin relating to the Company’s in-house silicon wafer, solar cell, and solar module production was 24.3% in the fourth quarter of 2013, compared with 20.6% in the third quarter of 2013 and 5.6% in the fourth quarter of 2012.

Income/(Loss) from Operations and Operating Margin

Income from operations in the fourth quarter of 2013 was RMB262.3 million (US$43.3 million), compared with income from operations of RMB244.3 million in the third quarter of 2013 and a loss from operations of RMB733.7 million in the fourth quarter of 2012. Operating margin in the fourth quarter of 2013 was 12.0%, compared with 12.4% in the third quarter of 2013 and negative 62.9% in the fourth quarter of 2012.

Total operating expenses in the fourth quarter of 2013 were RMB278.5 million (US$46.0 million), an increase of 44.1% from RMB193.3 million in the third quarter of 2013 and a decrease of 64.2% from RMB777.7 million in the fourth quarter of 2012. The sequential increase was primarily due to the reversal of provisions for bad debts in the third quarter of 2013, which was recognized as a reduction of G&A expense, and an increase in research and development expenses, share-based compensation expenses and shipping and warranty costs resulting from the increase in solar module shipments.

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The year-over-year decrease in operating expenses was mainly due to the significant non-cash charges in the fourth quarter of 2012, consisting of provision for bad debts, an impairment of long-lived assets, a write-off for equipment prepayment and a provision for the inventory purchase prepayment under long-term polysilicon supply contracts.

Total operating expenses excluding the non-cash charges, consisting of provision for bad debts, an impairment of long-lived assets, were RMB270.1 million, compared to RMB222.3 million in the third quarter of 2013 and RMB210.7 million in the fourth quarter of 2012.

Total operating expenses excluding non-cash charges as a percentage of total net revenues were 12.3% in the fourth quarter of 2013, compared to 11.3% in the third quarter of 2013 and 18.1% in the fourth quarter of 2012.

Interest Expense, Net

Net interest expense in the fourth quarter of 2013 was RMB53.4 million (US$8.8 million), a decrease of 5.2% from RMB56.3 million in the third quarter of 2013 and a decrease of 5.2% from RMB56.3 million in the fourth quarter of 2012.

Exchange Gain/Loss

Due to the depreciation of the US dollar against the Renminbi during the fourth quarter of 2013, the Company recorded an exchange gain of RMB9.2 million (US$1.5 million) in the fourth quarter of 2013, which was primarily due to a foreign currency exchange loss of RMB6.5 million (US$1.1 million) and gain in fair value of forward contracts of RMB15.7 million (US$2.6 million).The Company had net exchange gain of RMB25.1 million in the third quarter of 2013 and net exchange gain of RMB59.7 million in the fourth quarter of 2012.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB52.0 million (US$8.6 million) in the fourth quarter of 2013 primarily due to the increase in market price of the convertible senior notes.

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Equity in Losses of Affiliated Companies

The Company recognized equity loss of affiliated companies of RMB3.9 million (US$0.6 million) in the fourth quarter of 2013, which was primarily due to the elimination of inter-company profit from a solar module shipment to one of JinkoSolar’s affiliated companies that has not yet started operation.

Income Tax Benefit / (Expense)

The Company recognized an income tax expense of RMB0.3 million in the fourth quarter of 2013, compared with an income tax expense of RMB18.4 million in the third quarter of 2013 and an income tax expense of RMB0.08 million during the fourth quarter of 2012.

Net Income / (Loss) and Earnings/ (Loss) per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2013 was RMB164.3 million (US$27.1 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB103.5 million in the third quarter of 2013 and a net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB761.1 million in the fourth quarter of 2012.

Basic and diluted earnings per share were RMB1.53 (US$0.25) and RMB1.47 (US$0.24) in the fourth quarter of 2013, respectively. Basic and diluted earnings per ADS were RMB6.12 (US$1.00) and RMB5.88 (US$0.96) in the fourth quarter of 2013, respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2013 was RMB218.5 million (US$36.1 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB196.9 million in the third quarter of 2013 and a non-GAAP net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB699.5 million in the fourth quarter of 2012.

Non-GAAP basic and diluted earnings per share in the fourth quarter of 2013 were RMB2.03 (US$0.34) and RMB1.95 (US$0.32), respectively. This translates into non-GAAP basic and diluted earnings per ADS of RMB8.12 (US$1.36) and RMB7.80 (US$1.28), respectively, in the fourth quarter of 2013.

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Financial Position

As of December 31, 2013, the Company had RMB854.6 million (US$141.2 million) in cash and cash equivalents and restricted cash, compared with RMB1.34 billion of cash and cash equivalents and restricted cash as of September 30, 2013.

As of December 31, 2013, total short-term bank borrowings, including the current portion of long-term bank borrowings, were RMB1.97 billion (US$326.2 million), compared with RMB2.02 billion as of September 30, 2013, and total long-term borrowings were RMB362.0 million (US$59.8 million), compared with RMB383.0 million as of September 30, 2013.

As of December 31, 2013, the Company’s working capital balance was negative RMB1.89 billion (US$312.9 million), compared with negative RMB1.77 billion as of September 30, 2013.

Full Year 2013 Financial Results

Total Revenues

Total revenues for the full year 2013 were RMB7.08 billion (US$1.17 billion), an increase of 47.6% from RMB4.79 billion for the full year 2012. The increase was primarily due to the increase in shipments of solar modules and the increase in electricity revenues generated from solar projects, which was partially offset by the decline in ASPs of solar modules.

Gross Profit and Gross Margin

Gross profit for the full year 2013 was RMB1.44 billion (US$237.4 million), an increase of 518.9% from RMB232.2 million for the full year 2012. Gross margin was 20.3% for the full year 2013, compared with 4.8% for the full year 2012. The gross margin increase was primarily due to improvements in the operating efficiency and continued cost reductions, and higher gross margins from the electricity revenues of solar projects, which were partially offset by declines in solar module ASPs.

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Income / (loss) from Operations and Operating Margin

Income from operations for the full year 2013 was RMB645.5 million (US$106.6 million), compared with a loss from operations of RMB1.23 billion for the full year 2012. Operating margin for the full year 2013 was positive 9.1%, compared with negative 25.7% for the full year 2012.

Total operating expenses for the full year 2013 were RMB791.8 million (US$130.8 million), a decrease of 46.0% from RMB1.47 billion for the full year 2012. Operating expenses represented 11.2% of total revenues for the full year 2013, compared with 30.6% for the full year 2012. The decrease in operating expenses was primarily due to (i) the significant non-cash charges in 2012 that consisted of provision for bad debts, an impairment of long-lived assets, a write-off for equipment prepayment and a provision for the inventory purchase prepayment under long-term polysilicon supply contracts. (ii) the reversal of provision for bad debts in the full year of 2013 as a result of the subsequent cash collection of long-aged accounts receivable.

Interest Expense, Net

Net interest expense for the full year 2013 was RMB223.4 million (US$36.9 million), an increase of 0.7% from RMB221.7 million in 2012.

Exchange Gain/(Loss)

The Company entered into foreign currency forward contracts with local banks to hedge exposure to foreign exchange risks. JinkoSolar had a net gain in foreign currency exchange of RMB9.9 million (US$1.6 million) for the full year 2013, compared with a net loss of RMB45.5 million in 2012, primarily due to gain in fair value of forward contracts from the depreciation of the US dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

JinkoSolar recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB212.9 million (US$35.2 million) for the full year 2013, compared with a loss of RMB97.2 million in 2012, primarily due to the increase in market price of the convertible senior notes.

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Equity in Losses of Affiliated Companies

The Company recognized equity loss of affiliated companies of RMB25.6 million (US$4.2 million) in the fourth quarter of 2013, which was primarily due to the elimination of inter-company profit of a solar module shipment to one of JinkoSolar’s affiliated companies that has not yet started operation.

Income Tax Expense

The Company recognized an income tax expense of RMB18.5 million (US$3.1 million) for the full year 2013 primarily because certain subsidiaries of the Company return to profitability for 2013, compared with a tax benefit of RMB8.9 million in 2012.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2013 was RMB188.0 million (US$31.1 million), compared with a net loss of RMB1.54 billion in 2012.

Basic and diluted income per share for the full year 2013 was RMB2.00 (US$0.33) and RMB1.96 (US$0.32), respectively. This translates into basic and diluted earnings per ADS of RMB8.00 (US$1.32) and RMB7.84 (US$1.28), respectively, for the full year 2013.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2013 was RMB414.4 million (US$68.4 million), compared with non-GAAP net loss of RMB1.42 billion in 2012.

Non-GAAP basic and diluted income per share for the full year 2013 were RMB4.41 (US$0.73) and RMB4.31 (US$0.71), respectively, which translates into non-GAAP basic and diluted income per ADS of RMB17.64 (US$2.92) and RMB17.24 (US$2.84), respectively, for the full year 2013.

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Fourth Quarter and Full Year 2013 Operational Highlights

Solar Product Shipments

Total solar product shipments in the fourth quarter of 2013 were 586.3 MW, consisting of 533.3 MW of solar modules, 7.3 MW of silicon wafers and 45.7 MW of solar cells. In comparison, total shipments for the third quarter of 2013 were 518.9 MW, consisting of 489.3 MW of solar modules, 10.9 MW of silicon wafers and 18.7 MW of solar cells, and total solar product shipments in the fourth quarter of 2012 were 301.9 MW, consisting of 252.3 MW of solar modules, 25.3 MW of silicon wafers and 24.3 MW of solar cells.

Total solar product shipments for the full year 2013 were 1,933.1 MW, consisting of 1,765.1 MW of solar modules, 54.8 MW of silicon wafers and 113.2 MW of solar cells. In comparison, total shipments for the full year 2012 were 1,188.3 MW, consisting of 912.4 MW of solar modules, 197.4 MW of silicon wafers and 78.5 MW of solar cells. Total solar product shipments and solar module shipments increased by 62.7% and 93.4%, respectively, from 2012 to 2013.

Solar Project Capacity

As of December 31, 2013, the Company had connected approximately 213 MW of solar PV projects to the grid.

Solar Products Production Capacity

As of December 31, 2013, the Company’s in-house annual silicon wafer, ingot, and solar cell production capacity was approximately 1.5 GW each, and the Company’s annual solar module product production capacity reached approximately 2.0 GW.

Recent Business Developments

•	In December 2013, JinkoSolar signed a strategic cooperation agreement with the local government of Lingwu City, Ningxia Hui Autonomous Region, to develop a 200 MW ground-mounted PV power plant.

•	In December 2013, JinkoSolar received the 2013 Chinese Excellent Corporate Citizenship Award at the 9th China Annual Corporate Citizenship Awards Ceremony held on December 15, 2013 at the Diaoyutai State Guesthouse in Beijing. The Company was recognized for its efforts to promote sustainable green energy use across the globe with its green corporate culture and healthy operational practices.

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•	In January 2014, JinkoSolar entered into a project loan agreement with Zhejiang Branch of China Development Bank which will provide the Company with RMB400 million (approximately US$66 million) in loans to develop JinkoSolar's three PV solar projects located in Xinjiang Uyghur Autonomous Region and Qinghai Province. As a prioritized corporate client, JinkoSolar has been provided an authorized domestic credit line up to RMB3 billion (approximately US$494 million) for solar project financing by China Development Bank.

•	In January 2014, JinkoSolar announced that it has reached an agreement to operate the restructured manufacturing assets of Zhejiang Topoint Photovoltaic Co., Ltd., Zhejiang Yutai Photovoltaic Material Co., Ltd., Zhejiang Weishida Photovoltaic Material Co., Ltd., and Zhejiang Jiutai New Energy Co., Ltd., collectively known as Topoint, beginning January 13, 2014. The manufacturing assets of Topoint include 500 MW of production capacity for silicon wafers, 500 MW for PV cells, and 100 MW for PV modules.

▪	In January 2014, JinkoSolar announced the closing of its concurrent offerings of 3,750,000 American Depositary Shares and US$150.0 million convertible senior notes.

•	In February 2014, JinkoSolar launched a new series of Smart Modules at the PV Expo in Japan.

Operations and Business Outlook

First Quarter and Full Year 2014 Guidance

For the first quarter of 2014, total solar module shipments are expected to be between 440 MW and 470 MW, and annual silicon wafer and ingot, solar cell, and solar module production capacities are expected to reach approximately 2.0 GW, 2.0 GW and 2.1 GW, respectively. For the full year 2014, total solar module shipments are expected to be in the range of 2.3 GW to 2.5 GW, with total project development scale expected to be above 400 MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, March 3, 2014 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

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Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 11:59 p.m. U.S. Eastern Time, March 10, 2014. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	3277938

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan; and Cape Town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 1.5 GW each for silicon ingots, wafers, and solar PV cells, and approximately 2.0 GW for solar PV modules, as of December 31, 2013. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

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Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, and exchange gain on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, which was RMB6.0537 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

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In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	2012	2013
	RMB	RMB	USD
Revenues from third parties	4,593,413	6,286,828	1,038,510

Revenues from related parties	201,356	792,011	130,831

Total revenues	4,794,769	7,078,839	1,169,341

Cost of revenues	(4,562,531)	(5,641,487)	(931,907)

Gross profit	232,238	1,437,352	237,434

Operating expenses:
Selling and marketing	(343,407)	(492,626)	(81,376)
General and administrative	(760,807)	(230,125)	(38,014)
Research and development	(68,960)	(65,482)	(10,817)
Provision for advance to suppliers	(227,073)	-	-
Impairment of long lived assets	(65,476)	(3,573)	(590)
Total operating expenses	(1,465,723)	(791,806)	(130,797)

(Loss)/Income from operations	(1,233,485)	645,546	106,637
Interest expenses, net	(221,720)	(223,377)	(36,899)
Subsidy income	40,903	7,583	1,253
Exchange loss	(36,473)	(38,468)	(6,354)
Other income, net	4,264	6,872	1,135
Change in fair value of forward contracts	(9,043)	48,390	7,993
Change in fair value of convertible senior notes and capped call options	(97,161)	(212,907)	(35,170)
(Loss)/Income before income taxes	(1,552,715)	233,639	38,595
Income tax benefit/(expense)	8,918	(18,532)	(3,061)
Equity in loss of affiliated companies	(16)	(25,615)	(4,231)
Net (loss)/income	(1,543,813)	189,492	31,303
Less: Net (loss)/gain attributable to non-controlling interests	(1,394)	1,480	244
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(1,542,419)	188,012	31,059
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(17.38)	2.00	0.33
Diluted	(17.38)	1.96	0.32

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(69.52)	8.00	1.32
Diluted	(69.52)	7.84	1.28

Weighted average ordinary shares outstanding:
Basic	88,752,706	94,018,394	94,018,394
Diluted	88,752,706	96,035,985	96,035,985

18

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net (loss)/income	(1,543,813)	189,492	31,303
Other comprehensive (loss)/income:
-Unrealized gain on available-for-sale securities	-	6,042	998
-Foreign currency translation adjustments	371	6,591	1,089
Comprehensive (loss)/income	(1,543,442)	202,125	33,390
Less: comprehensive (loss)/gian attributable to non-controlling interest	(1,394)	1,480	244
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(1,542,048)	200,645	33,146

NON-GAAP RECONCILIATION

1. Non-GAAP (loss)/gain per share and non-GAAP earnings per ADS

GAAP net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(1,542,419)	188,012	31,059

Change in fair value of convertible senior notes and capped call options	97,161	212,907	35,170

4% of interest expense of convertible senior notes	31,045	30,527	5,043

Exchange loss on convertible senior notes and capped call options	(944)	(17,095)	(2,824)

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	(1,415,157)	414,351	68,448

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	(15.94)	4.41	0.73
Diluted	(15.94)	4.31	0.71

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	(63.76)	17.64	2.92
Diluted	(63.76)	17.24	2.84

Weighted average ordinary shares outstanding used in Non-GAAP EPS-
Basic	88,752,706	94,018,394	94,018,394
Diluted	88,752,706	96,035,985	96,035,985

19

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Dec 31, 2012	Sep 30, 2013	Dec 31, 2013
	RMB	RMB	RMB	USD
Revenues from third parties	1,116,516	1,838,815	1,983,200	327,601

Revenues from related parties	50,650	123,669	204,866	33,841

Total revenues	1,167,166	1,962,484	2,188,066	361,442

Cost of revenues	(1,123,171)	(1,524,871)	(1,647,227)	(272,103)

Gross profit	43,995	437,613	540,839	89,339

Operating expenses:
Selling and marketing	(84,686)	(138,064)	(143,147)	(23,646)
General and administrative	(510,056)	(42,319)	(102,462)	(16,926)
Research and development	(20,256)	(12,945)	(29,351)	(4,848)
Provision for advance to suppliers	(97,230)	-	-	-
Impairment of long lived assets	(65,476)	-	(3,573)	(590)
Total operating expenses	(777,704)	(193,328)	(278,533)	(46,010)

(Loss)/Income from operations	(733,709)	244,285	262,306	43,329
Interest expenses, net	(56,320)	(56,286)	(53,364)	(8,815)
Subsidy income	40,619	368	3,523	582
Exchange gain/(loss)	9,704	20,789	(6,500)	(1,074)
Other income/(expense), net	(4,070)	1,382	(494)	(82)
Change in fair value of forward contracts	50,000	4,330	15,747	2,601
Change in fair value of convertible senior notes and capped call options	(68,671)	(88,637)	(52,044)	(8,597)
(Loss)/Income before income taxes	(762,447)	126,231	169,174	27,944
Income tax expense	(83)	(18,388)	(347)	(57)
Equity in (gain)/loss of affiliated companies	(16)	(2,405)	(3,884)	(642)
Net (loss)/income	(762,546)	105,438	164,943	27,245
Less: Net gain attributable to non-controlling interests	(1,411)	1,933	657	109
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(761,135)	103,505	164,286	27,136
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(8.58)	1.15	1.53	0.25
Diluted	(8.58)	1.10	1.47	0.24

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(34.32)	4.60	6.12	1.00
Diluted	(34.32)	4.40	5.88	0.96

Weighted average ordinary shares outstanding:
Basic	88,742,978	90,377,871	107,703,736	107,703,736
Diluted	88,742,978	93,849,833	112,119,967	112,119,967

20

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net (loss)/income	(762,546)	105,438	164,943	27,245
Other comprehensive (loss)/income:
-Unrealized gain on available-for-sale securities, net	-	-	6,042	998
-Foreign currency translation adjustments	507	(1,710)	1,334	220
Comprehensive (loss)/income	(762,039)	103,728	172,319	28,463
Less: comprehensive gian attributable to non-controlling interest	(1,411)	1,933	657	109
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(760,628)	101,795	171,662	28,354

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(761,135)	103,505	164,286	27,136

Change in fair value of convertible senior notes and capped call options	68,671	88,637	52,044	8,597

4% of interest expense of convertible senior notes	9,356	7,597	7,552	1,248

Exchange loss/(gain) on convertible senior notes and capped call options	(16,440)	(2,801)	(5,431)	(897)

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	(699,548)	196,938	218,451	36,084

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	(7.88)	2.18	2.03	0.34
Diluted	(7.88)	2.10	1.95	0.32

Non-GAAP net (loss)/gain attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	(31.52)	8.72	8.12	1.36
Diluted	(31.52)	8.40	7.80	1.28

Weighted average ordinary shares outstanding used in Non-GAAP EPS-
Basic	88,742,978	90,377,871	107,703,736	107,703,736
Diluted	88,742,978	93,849,833	112,119,967	112,119,967

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2012 (Note 1)	December 31, 2013
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	279,130	456,076	75,338
Restricted cash	140,761	398,500	65,828
Restricted short-term investments	722,461	734,093	121,264
Accounts receivable, net - related parties	105,531	284,142	46,937
Accounts receivable, net - third parties	1,712,685	1,648,748	272,354
Notes receivable - related parties	-	42,900	7,087
Notes receivable, net - third parties	1,424	254,774	42,086
Advances to suppliers, net - third parties	63,553	70,017	11,566
Inventories	527,962	712,029	117,619
Forward contract receivables	12,930	42,149	6,963
Other receivables—related parties	5,840	216	36
Capped Call options	-	107,224	17,712
Prepayments and other current assets	413,331	591,853	97,765

Total current assets	3,985,608	5,342,721	882,555

Non-current assets:
Restricted cash	14,800	87,387	14,435
Available-for-sale investment	-	30,118	4,975
Project Assets	536,391	1,358,944	224,482
Long-term investments	35,184	93,569	15,456
Property, plant and equipment, net	3,329,873	3,186,998	526,455
Land use rights, net	365,749	359,085	59,317
Intangible assets, net	6,374	6,464	1,068
Forward contract receivables-long term	-	1,011	167
Capped call options	16,131	-	-
Other assets	82,210	144,928	23,940

Total non-current assets:	4,386,712	5,268,504	870,295

Total assets	8,372,320	10,611,225	1,752,850

LIABILITIES
Current liabilities:
Accounts payable - related parties	30,045	2,468	408
Accounts payable - third parties	1,347,327	1,765,268	291,601
Notes payable - third party	1,149,137	1,411,994	233,245
Accrued payroll and welfare expenses	206,425	238,655	39,423
Advances from customers	121,031	147,583	24,379
Income tax payable	3	15,625	2,581
Other payables and accruals	817,393	830,374	137,168
Other payables due to a related party	2,271	3,262	539
Forward contract payables	5,491	10,080	1,665
Convertible senior notes	-	770,486	127,275
Bonds payable and accrued interests	313,690	66,726	11,022
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,245,631	1,974,594	326,180
Total current liabilities	6,238,444	7,237,115	1,195,486

Non-current liabilities:
Long-term borrowings	167,000	362,000	59,798
Long-term payables	146	32,396	5,351
Bond payables	-	800,000	132,151
Accrued warranty costs – non-current	109,338	159,101	26,282
Convertible senior notes	483,582	-	-
Total non-current liabilities	760,066	1,353,497	223,582

Total liabilities	6,998,510	8,590,612	1,419,068

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 88,758,778 and 108,051,630 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	13	16	3
Additional paid-in capital	1,524,729	1,968,702	325,206
Statutory reserves	179,041	184,929	30,548
Accumulated other comprehensive income	236	12,869	2,126
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2012 and 2013, respectively	(13,876)	(13,876)	(2,292)
Accumulated losses	(325,022)	(142,898)	(23,605)

Total JinkoSolar Holding Co., Ltd. shareholders' equity	1,365,121	2,009,742	331,986

Non-controlling interests	8,689	10,871	1,796

Total liabilities and shareholders' equity	8,372,320	10,611,225	1,752,850

Note 1: The Condensed Consolidated Balance Sheet as of December 31, 2012 was derived from the audited consolidated financial statements.

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